Exhibit 99.2

Polestar announces date of AGM and Board changes

•	AGM to take place on 7 October 2024

•	Winfried Vahland to assume role of Chair, following Håkan Samuelsson’s retirement from the Board; investing 100% of net remuneration in Polestar shares

•	Francesca Gamboni proposed to replace Jim Rowan as Volvo Cars representative on Board of Directors

•	Christine Gorjanc and Xiaojie Shen (Laura) proposed as new Directors

GOTHENBURG, SWEDEN – 13 September 2024. Polestar (Nasdaq: PSNY) is holding its Annual General Meeting (AGM) in London on 7 October 2024. Full details of the AGM, including instructions for proxy voting by registered shareholders, are available on the Company’s Investor Relations website https://investors.polestar.com/.

As announced on 18 June, Håkan Samuelsson intends to retire as Board Chair at the AGM, with Winfried Vahland taking on the role. Christine Gorjanc and Xiaojie Shen (Laura) have also been proposed for election as new Directors at the Annual General Meeting. Subject to their elections, Christine Gorjanc is appointed as Chair of the Audit Committee and Xiaojie Shen (Laura) appointed as member of the Audit Committee.

Additionally, Francesca Gamboni, Chief Supply Chain Officer at Volvo Cars is proposed to succeed Jim Rowan as representative of Volvo Cars on the Polestar Board of Directors. This change of representation reflects the relationship of the Company with Volvo Cars, which remains a major shareholder and key operational partner.

Winfried Vahland, incoming Chair, says: “I want to express my gratitude to both Håkan and Jim and look forward to working with our Board and Management as we continue to strengthen Polestar’s position as the leading, performance EV brand.”

“This is an incredibly exciting time for Polestar – with a unique position and growing model line-up that will provide the foundation for our success. My conviction of this success is reflected in my decision to invest 100% of my net remuneration as Chair for 2024 and 2025 in Polestar shares.”

Ends.

Contacts

Bojana Flint

Head of IR

Bojana.flint@polestar.com

Theo Kjellberg

Head of Corporate Communication

theo.kjellberg@polestar.com

About Francesca Gamboni

Francesca is Chief Supply Chain Officer at Volvo Cars, with responsibilities for procurement, supply chain and manufacturing. She has extensive experience in automotive and relevant industries, including senior supply chain roles at Accell Group, Stellantis, Renault-Nissan, and Alcan (now Rio Tinto), along with time spent at Bosch. Francesca holds a Master of Science in Industrial Technology Engineering.

About Polestar

Polestar (Nasdaq: PSNY) is the Swedish electric performance car brand determined to improve society by using design and technology to accelerate the shift to sustainable mobility. Headquartered in Gothenburg, Sweden, its cars are available online in 27 markets globally across North America, Europe and Asia Pacific.

Polestar plans to have a line-up of five performance EVs by 2026. Polestar 2, the electric performance fastback, launched in 2019. Polestar 3, the SUV for the electric age, launched in late 2022. Polestar 4, the SUV coupé transformed, is launching in phases through 2023 and into 2024. Polestar 5, an electric four-door GT and Polestar 6, an electric roadster, are coming soon.

The Polestar 0 project supports the company’s ambitious goal of creating a truly climate-neutral production car by 2030. The research initiative also aims to create a sense of urgency to act on the climate crisis, by challenging employees, suppliers and the wider automotive industry, to drive towards zero.

Forward Looking Statements

This press release contains statements that are not historical facts, but rather forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995. Such forward-looking statements include those that address activities, events or developments that Polestar or its management believes or anticipates may occur in the future. All forward-looking statements are based upon, as applicable, our current expectations, various assumptions and data available from third parties. Our expectations and assumptions are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that such forward-looking statements will materialize or prove to be correct as forward-looking statements are inherently subject to known and unknown risks, uncertainties and other factors which may cause actual future results, performance or achievements to differ materially from the future results, performance or achievements expressed in or implied by such forward-looking statements. Numerous risks, uncertainties and other factors may cause actual results to differ materially from those set out in the forward-looking statements, including those risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Polestar’s Form 20-F, and other documents filed, or to be filed, with the U.S. Securities and Exchange Commission by Polestar. For any forward-looking statements contained in this or any other document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and we assume no obligation to update publicly or revise any such statements in light of new information or future events, except as required by law.